FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 2 July 2005 – 18 July 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Miscellaneous

1.1	Notification of Director Nomination Dates
1.2	Notification of Allotment of Securities
1.3	Notification of Allotment of Securities

Linda Cox

Company Secretary

68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone (04) 498 9059 • Fax: (64 4) 498 9176

Mobile 027 4475 537

e-mail linda.cox@telecom.co.nz

5 July 2005

Market Information Services Section

New Zealand Exchange Limited

PO Box 2959

WELLINGTON

NOTIFICATION OF DIRECTOR NOMINATION DATES

For the purposes of NZSX Listing Rule 3.3.2, Telecom Corporation of New Zealand Limited advises that in respect of its annual meeting to be held on 6 October 2005, the opening date for director nominations is Wednesday, 6 July 2005 and the closing date for director nominations is Monday, 8 August 2005. All nominations must be received by 4.00pm on the closing date.

Yours faithfully

Linda Cox

Company Secretary

Linda Cox

Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone (04) 498 9059 • Fax: (64 4) 471 0076

Mobile 027 4475 537

e-mail linda.cox@telecom.co.nz

12 July 2005

Market Information Services Section

New Zealand Exchange Limited

Wellington

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, Telecom Corporation of New Zealand Limited advises the following securities have been issued pursuant to the Share Option Scheme:

a) Class of Security	Ordinary Shares

ISIN	NZTELE0001S4
b) Number Issued	220,693
c) Issue Price	$4.43 - $4.98
d) Payment Terms	Cash
e) Amount paid up	In full
f) Percentage of total class issued	0.0113%
g) Reason for issue	Share Option Scheme
h) Authority for issue	Share Option Scheme
i) Terms of issue	The shares rank pari passu with the existing ordinary shares
j) Number of securities in existence after the issue	1,957,580,743
l) Date of Issue	15,16, 20, 21, 22, & 24 June 2005 1, 6, 8 & 11 July 2005

Yours faithfully

Linda Cox

Company Secretary

Linda Cox

Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone: (04) 498 9059 • Fax: (64 4) 471 0076

Mobile: 027 4475 537

e-mail: linda.cox@telecom.co.nz

12 July 2005

Market Information Services Section

New Zealand Stock Exchange

PO Box 2959

Wellington

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the New Zealand Stock Exchange Listing Rules, Telecom Corporation of New Zealand Limited advises the following securities have been issued pursuant to the Share Rights Scheme:

a) Class of Security	Ordinary Shares

ISIN	NZTELE0001S4
b) Number Issued	1,550
c) Issue Price	$nil
d) Payment Terms	Cash
e) Amount paid up	In full
f) Percentage of total class issued	0.00008%
g) Reason for issue	Share Rights Scheme
h) Authority for issue	Share Rights Scheme
i) Terms of issue	The shares rank pari passu with the existing ordinary shares
j) Number of securities in existence after the issue	1,957,582,293
l) Date of Issue	11 July 2005

Yours faithfully

Linda Cox

Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Cox
Linda Cox
Company Secretary

Dated:	18 July 2005